SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 1

AMBEV REPORTS 2014 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 26, 2015 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the fourth quarter and full year 2014. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the twelve-month period ended December 31, 2014 filed with the CVM and submitted to the SEC. For information about the 2013 Reference Base, used for comparison purposes in this document, please refer to page 21.

Operating and Financial Highlights

Top line performance: Net revenues accelerated in 4Q14 and grew 11.5%, driven by top line growth in all of our operations (Brazil +10.4%, HILA-Ex +17.5%, LAS +18.7% and Canada +1.0%), leading to a 10.9% growth in FY 2014. Volumes in 4Q14 were up 0.3%, with positive contributions in Brazil Beer (+1.5%), HILA-Ex (+11.9%) and Canada (+0.3%), partially offset by a decline in Brazil CSD & NANC (-1.7%) and LAS (-2.9%), while Net Revenue per hectoliter (NR/hl) increased 11.2%, driven by our revenue management initiatives, the benefit of premium mix and the increased weight of direct distribution in Brazil. In the full year, our volumes increased 2.9% while NR/hl was up 7.8%.

Cost of Goods Sold (COGS): Our COGS increased 16.1% in 4Q14 and 12.9% in the full year, whereas on a per hectoliter basis, costs increased 15.8% and 9.8%, respectively. Our performance in the quarter was impacted by unfavorable currency hedges, higher inflation in Argentina, packaging mix in Brazil and industrial depreciation growth, partially offset by our commodities hedges and procurement savings initiatives.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 12.3% in the quarter and 11.7% in FY 2014. This year was marked by strong investments in sales & marketing initiatives related to the 2014 FIFA World Cup, mainly in Brazil. Along with that, higher distribution costs as a result of the increased weight of direct distribution in Brazil and inflation in Argentina were also important drivers of SG&A growth, partially offset by administrative expenses, which grew below inflation.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 7.6% in 4Q14 and 7.5% in the full year, reaching R$ 6,801 million and R$ 18,276 million, respectively. Normalized EBITDA margin contracted 200 basis points to 55.6% in the quarter, fully explained by the R$ 300 million one-time gain related to recovery of restricted funds recorded in 4Q13. In the full year, our Normalized EBITDA margins were down 160bps to 48.0%.

Normalized Net Profit and EPS: Normalized Net Profit was R$ 4,722 million in 4Q14 and R$ 12,451 in FY 2014, up 8.9% versus 2013 driven by EBITDA growth, better financial results and a lower effective tax rate. Normalized Earnings Per Share (EPS) was R$ 0.29 in the quarter and R$ 0.77 in the full year.

Operating Cash generation and CAPEX: We generated R$ 9,016 million of cash from our operations in the quarter and R$ 18,781 million in FY 2014, a 7.5% increase versus 2013 mainly as a result of stronger operational performance and better working capital management. During the fourth quarter of 2014 capital expenditure reached R$ 1,276 million, leading to a R$ 4,493 million total capex in the year, of which R$ 3.1 billion were invested in Brazil.

Pay-out and Financial discipline: During 2014, we returned close to R$ 12.0 billion through dividends and IOC to shareholders, our biggest annual cash payout. Still in December 2014, we announced two additional IOC payments totaling R$ 3.5 billion that were fully paid during January 2015. On February 25th, we announced a buyback program totaling R$ 850 million that we expect to be fully executed in 2015. As of December 31th, 2014, our net cash position was R$ 7,713.3 million, not yet accounting for the distributions announced in December, 2014.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2013 (4Q13 Reference Base) or full year’2013 (FY13 Reference Base), as the case may be. Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 2

Financial highlights - Ambev consolidated	4Q13 Reference Base		% As	%	FY13 Reference Base		% As	%

R$ million		4Q14	Reported	Organic		FY14	Reported	Organic
Total volumes	49,326.7	49,572.0	0.5%	0.3%	166,468.3	171,765.7	3.2%	2.9%
Beer	35,605.9	36,084.7	1.3%	1.0%	120,110.4	124,767.4	3.9%	3.5%
CSD and NANC	13,720.8	13,487.3	-1.7%	-1.7%	46,357.9	46,998.3	1.4%	1.4%

Net sales	11,132.6	12,232.9	9.9%	11.5%	35,079.1	38,079.8	8.6%	10.9%
Gross profit	7,809.0	8,423.0	7.9%	9.6%	23,506.6	25,265.2	7.5%	9.9%
Gross margin	70.1%	68.9%	-120 bps	-130 bps	67.0%	66.3%	-70 bps	-60 bps
EBITDA	6,458.6	6,738.0	4.3%	6.9%	17,535.9	18,186.8	3.7%	7.1%
EBITDA margin	58.0%	55.1%	-290 bps	-240 bps	50.0%	47.8%	-220 bps	-170 bps
Normalized EBITDA	6,474.6	6,801.1	5.0%	7.6%	17,565.1	18,275.8	4.0%	7.5%
Normalized EBITDA margin	58.2%	55.6%	-260 bps	-200 bps	50.1%	48.0%	-210 bps	-160 bps
Profit	4,764.9	4,659.1	-2.2%		11,399.4	12,362.0	8.4%
Normalized profit	4,780.9	4,722.2	-1.2%		11,428.6	12,451.0	8.9%
EPS (R$/shares)	0.30	0.29	-3.2%		0.75	0.77	2.1%
Normalized EPS	0.30	0.29	-2.1%		0.76	0.77	2.0%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

2014 was a year of important achievements across the different geographies where we operate.

Particularly in Brazil, after a tough 2013, we started the year with a plan to once again build momentum not only for 2014 but for the years to come by (i) growing our top line in a solid way with a better balance between volume and price and by (ii) accelerating our investments behind our brands, leveraging the 2014 FIFA World Cup platform, to support our future growth.

As discussed in our 3Q14 results announcement, despite the softer macroeconomic environment experienced in the third quarter following the 2014 FIFA World Cup, we maintained our plan, confident that our strategy was the right one not only to face the short term challenges but to better position ourselves for the future. Indeed, we saw Brazil net revenue and EBITDA reaccelerating in the 4Q.

When we look at our commercial execution in Brazil, we are not only pleased with the performance in 2014 but confident we leave the year better positioned for 2015 onwards:

•   In 2014, we embraced a dream of making the best FIFA World Cup ever, leveraging this very unique opportunity to create memorable moments, connecting with our consumers through life lasting experiences. Along with the 1.4MM hl one time volume benefit experienced mainly during the 2Q, Brahma and Budweiser, official beer brands of the event, had outstanding visibility and engaged with consumer through complete 360o activations, building strong brand equity. Budweiser gained 500bps of market share in the premium segment during the event and retained most of it since then.

•   Our premium volumes grew almost 20% in the full year, with Original, Budweiser and Stella Artois all growing double digits, as we significantly improved our execution. Premium now represents around 8% of our volumes and we are confident it will continue to grow well ahead the industry average;

•   With our innovations, mainly represented by Brahma 0.0%, Skol Beats Extreme and Skol Beats Senses, we started to capture volume opportunities in occasions where our share of throat has historically been low. Launched in 2013, Brahma 0.0% is now the leading brand in the non alcoholic beer market and already represents around 1% of our total beer volumes in Brazil;

•   Within CSD, with a great performance of both Guaraná Antarctica and Pepsi, we finished 2014 with the all-time high annual market share (18.8%).

In Central America and the Caribbean (“HILA-Ex”), we had another year of strong top line growth and EBITDA margin expansion, while focusing on both organic and non-organic growth strategies.

In Latin America South (LAS), with Argentina still facing a very challenging macroeconomic environment, we continued to pursue a solid top line growth, strengthening the equity of our brands, while protecting our profitability.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 3

And in Canada, we reignited our market share growth with Corona as we took over the brand in March and improved our EBITDA performance along the year.

Looking at our divisional performance:

•   Brazil. Our top line reaccelerated, growing 10.4% in the 4Q and 10.6% in the full year, reaching the upper end of our original guidance (high single to low double digits top line growth in the full year).

Even facing the hardest comparable base of the year, given the R$ 300 million one time gain related to a recovery of restricted funds recorded in the 4Q13, our EBITDA performance also reaccelerated, reaching R$ 4,814 million in the 4Q14 (+5.4%) with an EBITDA margin of 60.9% (-290bps margin compression fully explained by the hard comparable base). In the full year, our Brazilian operations delivered an EBITDA of R$ 12,725 (+5.3%), with an EBITDA margin of 52.2% (-260bps).

o Net revenue in Beer Brazil grew a strong 11.5% in the quarter, as (i) our NR/hl increased by a solid 9.8%, driven by our revenue management initiatives, the benefit of premium mix and increased weight of direct distribution; while (ii) our volumes were up 1.5%, driven by a +50bps market share growth (68.0% average in the quarter) and an industry growth of 0.6%, recovering from the decline observed in the 3Q14.

While committed to our strategy of finding a better balance between volume and price in the full year, we were able to increase our top line in a solid way in 2014. In the full year, our net revenue was up by 11.2% with a 4.7% volume increase and a 6.2% NR/hl growth.

o As for CSD & NANC Brazil, our net revenue increased by 4.9% in the quarter and 7.7% in the full year. Our volumes were down 1.7% in 4Q14, driven by a flattish industry (+0.3%) and a market share decline (-60bps, 18.4% in the quarter). In the year, our volumes grew 1.4% with an annual record market share of 18.8% (+40bps). Net revenue per hectoliter grew 6.8% in the quarter and 6.2% in 2014.

o Brazil COGS/hl grew 11.0% in the quarter, mainly driven by (i) higher industrial depreciation related to our capex investments; (ii) a higher FX hedge impact; and (iii) a negative impact from packaging mix; (iv) partially offset by commodities hedges and (v) procurement savings.

In the full year, our COGS/hl grew 9.1%. When excluded the packaging mix impact of the 2014 FIFA World Cup in the 2Q and 3Q, our COGS/hl would have grown mid single digits, in line with our guidance.

o Brazil SG&A grew 16.5% due to (i) sales & marketing expenses, lower on a sequential basis but double digits above last year, driven by investments behind our brands and acceleration of innovations and (ii) double digit distribution expenses growth driven by the increased weight of direct distribution.

In the full year, sales & marketing and distribution expenses grew double digits, while administrative expenses grew below inflation, in line with our guidance. Impacted by higher depreciation, up +23% in the full year, our SG&A (+13.7%) was slightly above the upper end of our guidance (high single to low double digits SG&A growth).

•   HILA-Ex. EBITDA for the region totaled R$ 269.3 million in the quarter (+26.8%) and EBITDA margin grew 290 bps to 38.4%. In the full year, we delivered R$ 697.7 million of EBITDA, which represents +23.1% compared to last year, and an EBITDA margin of 33.4% (+240 bps).

o The strong performance witnessed during the first nine months continued into 4Q14 as we had another quarter of solid top line growth and EBITDA margin expansion. Net revenues grew in all countries across the region, as we continue to gain share of alcoholic beverage in the Dominican Republic and expand market share in Guatemala. NR increased 17.5% in the quarter driven by volume growth (+11.9%) and net revenues per hectoliter increase of 5.0%. Our plan for the region remains on track and we maintain our focus on top line opportunities as well as margin expansion.

•   LAS. EBITDA for the region totaled R$ 1,234.3 million in 4Q14 (+14.6%). Our gross margin and EBITDA margin contracted 430 bps and 190 bps to 64.4% and 50.8%, respectively. In the full year, our EBITDA increased 17.5% and our gross and EBITDA margins were slightly down, decreasing 20 bps each.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 4

o After expanding during the previous quarter, volumes returned to negative territory in 4Q14, mainly due to industry contraction in Argentina as the tough macroeconomic environment persists in the country. Despite this adverse scenario, in the full year we had a solid top line performance in the region (+17.9%), by protecting our volumes (FY 2014, LAS Beer 0.0%; LAS CSD & NANC -0.6%) and successfully implementing our revenue management initiatives. During the quarter, we launched Mixxtail Mojito in Argentina, a ready to drink liquid, as innovation continues to play an important role in capturing volume opportunities in different consumption occasions.

•   Canada. EBITDA grew 3.1% in the quarter, reaching R$ 483.7 million. Gross and EBITDA margins expanded 80 bps each to 70.5% and 40.6%, respectively.

o Volumes increased 0.3% in the quarter driven by industry expansion, with a positive impact from weather. On a reported basis, given Corona addition to our portfolio, volumes grew 4.6% in the quarter, achieving an estimated market share of 41.7% in 4Q14. NR/hl increased 0.7% during the quarter, as a result of our revenue management strategies and commitment to drive premium brands, as we continue to deliver strong results with brands like Shock Top, which has been one of the fastest-growing brands in Canada during 2014. At the same time, we leveraged our cost management strengths once again to improve both COGS and SG&A, enhancing our EBITDA performance quarter over quarter during 2014 (1Q -16.4%, 2Q -0.3%, 3Q +2.2%, 4Q +3.1%).

Outlook

Every year is a new start. And it is great to start 2015 from the base that we built in 2014.

Particularly in Brazil, despite the continued challenging macroeconomic environment, we remain excited with our commercial strategy and the opportunities we see going forward:

•   After 4 years of industry volumes being pressured by real tax increases, we have a new tax model approved, and do not expect any material impact on volumes driven from that in the years to come;

•   As a strong competitive advantage and in order to drive superior top line performance in a sustainable way, we will continue to focus on elevating our core brands, through innovations and a complete 360o sales & marketing approach, while providing affordability through our winning packaging initiatives and revenue management strategy;

•   Premium should continue to grow well ahead of the industry and we have a clear game plan to lead this growth;

•   With our innovations in beer and “near beer”, we see a significant volume opportunity to be captured by winning a bigger “share of throat” of the total alcohol beverage space;

•   As we improve our understanding of consumer need states, we are able (i) to provide a better execution in the on trade through a truly experiential activation and also (ii) to enhance our strategy in the in home occasion while also focusing on a better shopper experience in the off trade channel;

•   Within CSD, after a strong performance of Pepsi and Guaraná Antarctica in 2014, we will continue to evolve our commercial strategy by:

o Connecting with consumers through relevant platforms. In 2015, Pepsi will be the official sponsor of Rock in Rio, the biggest music festival in Brazil;

o Driving innovations, such as the new Guaraná Antarctica Black;

o Addressing affordability through our packaging strategies, mainly the 1-liter returnable glass bottle.

Being an intrinsic part of our culture, we will keep looking for cost management opportunities, mainly in our fixed and “non-working money” base, while continuously investing in our brands and supporting our commercial initiatives.

With that in mind, we expect:

•   Our top line in Brazil to grow mid to high single digits in the full year;

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 5

•   Our cash COGS in Brazil to grow mid to high single digits in the full year, including the impact of the devaluation of the Brazilian Real during 2014 (our average implied foreign exchange hedge rate for 2015 is 2.31 BRL/USD, which compares to 2.19 BRL/USD in 2014);

•   Brazil cash SG&A to grow below inflation in the full year;

•   Capex in Brazil is foreseen to be up to 2014 levels.

Across other geographies, we remain cautious about the Argentinean macroeconomic scenario, however we remain not only committed to our long-term goals but also confident in our ability to drive solid and profitable growth in the LAS region. In Canada, we will continue pursuing a healthy top line growth with superior profitability, not only with Corona but with our focus brands as well. And in Central America and the Caribbean (“HILA-Ex”), we expect another year of solid top line and EBITDA performance while we balance our plan in the region through organic and non-organic growth strategies.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Net revenue	11,132.6	69.6	(262.9)	1,293.6	12,232.9	9.9%	11.5%
Cost of goods sold (COGS)	(3,323.6)	(29.3)	83.4	(540.3)	(3,809.8)	14.6%	16.1%
Gross profit	7,809.0	40.2	(179.5)	753.3	8,423.0	7.9%	9.6%
Selling, general and administrative (SG&A)	(2,600.3)	(47.5)	70.6	(386.4)	(2,963.6)	14.0%	14.6%
Other operating income	743.0	(5.8)	(29.5)	(44.6)	663.1	-10.8%	-6.0%
Normalized operating income (normalized EBIT)	5,951.7	(13.1)	(138.4)	322.3	6,122.5	2.9%	5.4%
Exceptional items above EBIT	(16.0)		0.9	(48.0)	(63.2)	294.0%	299.5%
Net finance results	(558.9)				(587.5)	5.1%
Share of results of associates	5.7				4.2	-27.5%
Income tax expense	(617.6)				(816.9)	32.3%
Profit	4,764.9				4,659.1	-2.2%
Attributable to Ambev holders	4,673.7				4,538.4	-2.9%
Attributable to non-controlling interests	91.2				120.7	32.3%
Normalized profit	4,780.9				4,722.2	-1.2%
Attributable to Ambev holders	4,689.8				4,601.6	-1.9%

Normalized EBITDA	6,474.6	(18.3)	(148.9)	493.8	6,801.1	5.0%	7.6%

Consolidated income statement	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Net revenue	35,079.1	314.0	(1,161.2)	3,847.8	38,079.8	8.6%	10.9%
Cost of goods sold (COGS)	(11,572.5)	(126.4)	395.8	(1,511.4)	(12,814.6)	10.7%	12.9%
Gross profit	23,506.6	187.6	(765.4)	2,336.5	25,265.2	7.5%	9.9%
Selling, general and administrative (SG&A)	(9,808.3)	(198.8)	292.9	(1,264.6)	(10,978.7)	11.9%	12.6%
Other operating income	1,761.7	(25.0)	(5.5)	(102.0)	1,629.2	-7.5%	-5.9%
Normalized operating income (normalized EBIT)	15,460.0	(36.2)	(478.1)	969.9	15,915.6	2.9%	6.3%
Exceptional items above EBIT	(29.2)		3.8	(63.6)	(89.0)	204.8%	217.7%
Net finance results	(1,561.4)				(1,475.4)	-5.5%
Share of results of associates	11.4				17.4	52.2%
Income tax expense	(2,481.4)				(2,006.6)	-19.1%
Profit	11,399.4				12,362.0	8.4%
Attributable to Ambev holders	9,557.3				12,065.5	26.2%
Attributable to non-controlling interests	1,842.1				296.5	-83.9%
Normalized profit	11,428.6				12,451.0	8.9%
Attributable to Ambev holders	9,586.5				12,154.5	26.8%

Normalized EBITDA	17,565.1	(57.5)	(537.5)	1,305.8	18,275.8	4.0%	7.5%

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 8

Ambev Consolidated

We delivered during the quarter R$ 6,801.1 million of Normalized EBITDA (+7.6%), with net revenues growing 11.5%, COGS rising 16.1% and SG&A (excluding depreciation and amortization) increasing 12.3%. In the full year, our EBITDA was up 7.5%.

Ambev results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	49,326.7	108.9		136.4	49,572.0	0.5%	0.3%
Net revenue	11,132.6	69.6	(262.9)	1,293.6	12,232.9	9.9%	11.5%
Net revenue/hl	225.7	0.9	(5.3)	25.5	246.8	9.3%	11.2%
COGS	(3,323.6)	(29.3)	83.4	(540.3)	(3,809.8)	14.6%	16.1%
COGS/hl	(67.4)	(0.4)	1.7	(10.7)	(76.9)	14.1%	15.8%
Gross profit	7,809.0	40.2	(179.5)	753.3	8,423.0	7.9%	9.6%
Gross margin	70.1%				68.9%	-120 bps	-130 bps
SG&A excl. deprec.&amort.	(2,443.7)	(52.7)	62.2	(306.4)	(2,740.6)	12.2%	12.3%
SG&A deprec.&amort.	(156.7)	5.2	8.4	(80.0)	(223.0)	42.4%	52.8%
SG&A total	(2,600.3)	(47.5)	70.6	(386.4)	(2,963.6)	14.0%	14.6%
Other operating income	743.0	(5.8)	(29.5)	(44.6)	663.1	-10.8%	-6.0%
Normalized EBIT	5,951.7	(13.1)	(138.4)	322.3	6,122.5	2.9%	5.4%
Normalized EBIT margin	53.5%				50.0%	-350 bps	-290 bps
Normalized EBITDA	6,474.6	(18.3)	(148.9)	493.8	6,801.1	5.0%	7.6%
Normalized EBITDA margin	58.2%				55.6%	-260 bps	-200 bps

Ambev results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	166,468.3	492.0		4,805.4	171,765.7	3.2%	2.9%
Net revenue	35,079.1	314.0	(1,161.2)	3,847.8	38,079.8	8.6%	10.9%
Net revenue/hl	210.7	1.3	(6.8)	16.5	221.7	5.2%	7.8%
COGS	(11,572.5)	(126.4)	395.8	(1,511.4)	(12,814.6)	10.7%	12.9%
COGS/hl	(69.5)	(0.6)	2.3	(6.8)	(74.6)	7.3%	9.8%
Gross profit	23,506.6	187.6	(765.4)	2,336.5	25,265.2	7.5%	9.9%
Gross margin	67.0%				66.3%	-70 bps	-60 bps
SG&A excl. deprec.&amort.	(9,144.3)	(220.1)	262.4	(1,099.2)	(10,201.2)	11.6%	11.7%
SG&A deprec.&amort.	(663.9)	21.3	30.5	(165.4)	(777.5)	17.1%	25.7%
SG&A total	(9,808.3)	(198.8)	292.9	(1,264.6)	(10,978.7)	11.9%	12.6%
Other operating income	1,761.7	(25.0)	(5.5)	(102.0)	1,629.2	-7.5%	-5.9%
Normalized EBIT	15,460.0	(36.2)	(478.1)	969.9	15,915.6	2.9%	6.3%
Normalized EBIT margin	44.1%				41.8%	-230 bps	-180 bps
Normalized EBITDA	17,565.1	(57.5)	(537.5)	1,305.8	18,275.8	4.0%	7.5%
Normalized EBITDA margin	50.1%				48.0%	-210 bps	-160 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-Ex operations. LAN EBITDA for the quarter totaled R$ 5,083.2 million (+6.3%), reaching R$ 13,422.7 million (+6.1%) in FY2014.

LAN results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	35,768.3	17.5		459.2	36,245.0	1.3%	1.3%
Net revenue	7,714.8	0.3	51.4	842.8	8,609.2	11.6%	10.9%
Net revenue/hl	215.7	(0.1)	1.4	20.5	237.5	10.1%	9.5%
COGS	(2,277.6)	(0.1)	(25.3)	(290.5)	(2,593.5)	13.9%	12.8%
COGS/hl	(63.7)	0.0	(0.7)	(7.2)	(71.6)	12.4%	11.3%
Gross profit	5,437.2	0.2	26.2	552.3	6,015.7	10.6%	10.2%
Gross margin	70.5%				69.9%	-60 bps	-50 bps
SG&A excl. deprec.&amort.	(1,663.8)	(0.0)	(13.0)	(226.9)	(1,903.7)	14.4%	13.6%
SG&A deprec.&amort.	(117.5)		(0.8)	(45.9)	(164.2)	39.7%	39.1%
SG&A total	(1,781.3)	(0.0)	(13.8)	(272.8)	(2,067.9)	16.1%	15.3%
Other operating income	734.2		(0.1)	(107.1)	627.0	-14.6%	-14.6%
Normalized EBIT	4,390.0	0.2	12.3	172.4	4,574.8	4.2%	3.9%
Normalized EBIT margin	56.9%				53.1%	-380 bps	-360 bps
Normalized EBITDA	4,767.0	0.2	16.3	299.7	5,083.2	6.6%	6.3%
Normalized EBITDA margin	61.8%				59.0%	-280 bps	-260 bps

LAN results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	120,415.4	38.8		4,964.1	125,418.3	4.2%	4.1%
Net revenue	23,767.4	0.3	111.4	2,591.6	26,470.7	11.4%	10.9%
Net revenue/hl	197.4	(0.1)	0.9	12.9	211.1	6.9%	6.5%
COGS	(7,727.3)	(0.1)	(56.5)	(1,023.6)	(8,807.5)	14.0%	13.2%
COGS/hl	(64.2)	0.0	(0.5)	(5.6)	(70.2)	9.4%	8.8%
Gross profit	16,040.1	0.2	54.9	1,568.0	17,663.2	10.1%	9.8%
Gross margin	67.5%				66.7%	-80 bps	-70 bps
SG&A excl. deprec.&amort.	(6,219.9)	(0.0)	(31.2)	(801.1)	(7,052.2)	13.4%	12.9%
SG&A deprec.&amort.	(505.8)		(1.7)	(93.1)	(600.7)	18.8%	18.4%
SG&A total	(6,725.7)	(0.0)	(33.0)	(894.2)	(7,652.9)	13.8%	13.3%
Other operating income	1,768.0		(0.6)	(146.4)	1,620.9	-8.3%	-8.3%
Normalized EBIT	11,082.4	0.2	21.3	527.4	11,631.3	5.0%	4.8%
Normalized EBIT margin	46.6%				43.9%	-270 bps	-260 bps
Normalized EBITDA	12,624.7	0.2	30.4	767.3	13,422.7	6.3%	6.1%
Normalized EBITDA margin	53.1%				50.7%	-240 bps	-230 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 10

Ambev Brazil

We delivered R$ 4,813.9 million (+5.4%) of Normalized EBITDA in Brazil, with an EBITDA margin of 60.9%. Net revenue grew 10.4% in the quarter, with a volume increase of 0.6% and a NR/hl growth of 9.7%. COGS increased 11.7%, with COGS/hl up 11.0% mainly due to a higher industrial depreciation (+24.7%) while our cash COGS/hl grew 8.6%. Our SG&A (excluding depreciation and amortization) expenses increased 14.5% in the quarter. In the full year, our EBITDA reached R$ 12,724.9 million (+5.3%).

Ambev Brazil results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	33,666.0			207.0	33,873.0	0.6%	0.6%
Net revenue	7,162.0			746.2	7,908.2	10.4%	10.4%
Net revenue/hl	212.7			20.7	233.5	9.7%	9.7%
COGS	(2,041.4)			(238.6)	(2,280.0)	11.7%	11.7%
COGS/hl	(60.6)			(6.7)	(67.3)	11.0%	11.0%
Gross profit	5,120.6			507.6	5,628.2	9.9%	9.9%
Gross margin	71.5%			0.0%	71.2%	-30 bps	-30 bps
SG&A excl. deprec.&amort.	(1,520.5)			(219.9)	(1,740.5)	14.5%	14.5%
SG&A deprec.&amort.	(105.4)			(48.0)	(153.4)	45.6%	45.6%
SG&A total	(1,625.9)			(268.0)	(1,893.9)	16.5%	16.5%
Other operating income	737.9			(112.5)	625.4	-15.2%	-15.2%
Normalized EBIT	4,232.6			127.2	4,359.8	3.0%	3.0%
Normalized EBIT margin	59.1%			0.0%	55.1%	-400 bps	-400 bps
Normalized EBITDA	4,567.6			246.2	4,813.9	5.4%	5.4%
Normalized EBITDA margin	63.8%			0.0%	60.9%	-290 bps	-290 bps

Ambev Brazil results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	113,148.0			4,360.9	117,508.9	3.9%	3.9%
Net revenue	22,040.8			2,342.0	24,382.8	10.6%	10.6%
Net revenue/hl	194.8			12.7	207.5	6.5%	6.5%
COGS	(6,911.8)			(921.4)	(7,833.2)	13.3%	13.3%
COGS/hl	(61.1)			(5.6)	(66.7)	9.1%	9.1%
Gross profit	15,129.0			1,420.6	16,549.6	9.4%	9.4%
Gross margin	68.6%			0.0%	67.9%	-70 bps	-70 bps
SG&A excl. deprec.&amort.	(5,746.6)			(743.9)	(6,490.5)	12.9%	12.9%
SG&A deprec.&amort.	(458.8)			(106.6)	(565.4)	23.2%	23.2%
SG&A total	(6,205.4)			(850.5)	(7,055.9)	13.7%	13.7%
Other operating income	1,775.4			(151.5)	1,623.9	-8.5%	-8.5%
Normalized EBIT	10,699.0			418.7	11,117.6	3.9%	3.9%
Normalized EBIT margin	48.5%			0.0%	45.6%	-290 bps	-290 bps
Normalized EBITDA	12,082.7			642.3	12,724.9	5.3%	5.3%
Normalized EBITDA margin	54.8%			0.0%	52.2%	-260 bps	-260 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 11

Beer Brazil

In the 4Q14, EBITDA for Beer Brazil was R$ 4,088.9 million (+5.9%) with an EBITDA margin of 61.0%.

Beer Brazil net revenue grew 11.5% in the quarter, driven by both volume and net revenue per hectoliter growth. While the macro economic environment continued to be soft, industry volumes were slightly up (+0.6%) and we had another quarter of market share growth (+50bps year over year), leading to a 1.5% volume increase. Our NR/hl was up by a solid 9.8% in the quarter, driven by our revenue management strategy, the benefit of premium mix and the increased weight of direct distribution.

COGS/hl was up 13.7%, mainly driven by (i) a 32.1% increase in industrial depreciation, related to our capex investments; (ii) a higher FX hedge impact; and (iii) a negative impact from packaging mix; (iv) partially offset by the benefit of lower commodities hedges and (v) procurement savings. SG&A (excluding depreciation and amortization) expenses were 17.0% above last year mainly as a result of higher sales and marketing expenses, albeit lower on a sequential basis, and higher logistic expenses, related to the increased weight of our direct distribution.

Beer Brazil results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	24,646.2			363.0	25,009.2	1.5%	1.5%
Net revenue	6,011.7			689.4	6,701.1	11.5%	11.5%
Net revenue/hl	243.9			24.0	267.9	9.8%	9.8%
COGS	(1,585.9)			(243.8)	(1,829.7)	15.4%	15.4%
COGS/hl	(64.3)			(8.8)	(73.2)	13.7%	13.7%
Gross profit	4,425.8			445.6	4,871.4	10.1%	10.1%
Gross margin	73.6%				72.7%	-90 bps	-90 bps
SG&A excl. deprec.&amort.	(1,336.0)			(227.7)	(1,563.7)	17.0%	17.0%
SG&A deprec.&amort.	(79.8)			(38.9)	(118.7)	48.8%	48.8%
SG&A total	(1,415.8)			(266.6)	(1,682.4)	18.8%	18.8%
Other operating income	574.8			(53.2)	521.7	-9.2%	-9.2%
Normalized EBIT	3,584.8			125.9	3,710.7	3.5%	3.5%
Normalized EBIT margin	59.6%				55.4%	-420 bps	-420 bps
Normalized EBITDA	3,861.1			227.8	4,088.9	5.9%	5.9%
Normalized EBITDA margin	64.2%				61.0%	-320 bps	-320 bps

Beer Brazil results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	82,973.9			3,930.0	86,903.9	4.7%	4.7%
Net revenue	18,407.2			2,061.5	20,468.6	11.2%	11.2%
Net revenue/hl	221.8			13.7	235.5	6.2%	6.2%
COGS	(5,323.7)			(838.7)	(6,162.4)	15.8%	15.8%
COGS/hl	(64.2)			(6.7)	(70.9)	10.5%	10.5%
Gross profit	13,083.4			1,222.8	14,306.2	9.3%	9.3%
Gross margin	71.1%				69.9%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(5,061.6)			(725.7)	(5,787.3)	14.3%	14.3%
SG&A deprec.&amort.	(346.8)			(87.6)	(434.4)	25.3%	25.3%
SG&A total	(5,408.4)			(813.4)	(6,221.8)	15.0%	15.0%
Other operating income	1,409.8			(80.2)	1,329.6	-5.7%	-5.7%
Normalized EBIT	9,084.8			329.2	9,414.0	3.6%	3.6%
Normalized EBIT margin	49.4%				46.0%	-340 bps	-340 bps
Normalized EBITDA	10,229.8			514.7	10,744.4	5.0%	5.0%
Normalized EBITDA margin	55.6%				52.5%	-310 bps	-310 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 724.9 million (+2.6%) in the 4Q14, with an EBITDA margin of 60.1%.

Net revenue increased 4.9% in the quarter with a volume decline of 1.7% more than offset by a strong NR/hl growth of 6.8%. We estimate the CSD industry was up by 0.3%, also impacted by the soft consumer environment, while our market share was down 60pbs to 18.4%. On the other hand, the NANC segment continued to outperform, growing double digits in the period. In January, we launched Guaraná Antarctica Black, a line extension of Guaraná Antartica, and Hello, a flavored water, further enhancing our product portfolio.

COGS per hectoliter grew 0.6% driven by unfavorable currency hedges almost fully offset by lower commodity costs and procurement savings. SG&A was up 0.7% as higher logistic expenses, driven by increased weight of our own distribution, and higher depreciation expenses were offset by lower sales & marketing and administrative expenses.

CSD&Nanc Brazil results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	9,019.9			(156.0)	8,863.8	-1.7%	-1.7%
Net revenue	1,150.3			56.8	1,207.1	4.9%	4.9%
Net revenue/hl	127.5			8.7	136.2	6.8%	6.8%
COGS	(455.5)			5.2	(450.3)	-1.1%	-1.1%
COGS/hl	(50.5)			(0.3)	(50.8)	0.6%	0.6%
Gross profit	694.8			62.0	756.8	8.9%	8.9%
Gross margin	60.4%				62.7%	230 bps	230 bps
SG&A excl. deprec.&amort.	(184.5)			7.7	(176.8)	-4.2%	-4.2%
SG&A deprec.&amort.	(25.6)			(9.1)	(34.7)	35.7%	35.7%
SG&A total	(210.1)			(1.4)	(211.5)	0.7%	0.7%
Other operating income	163.0			(59.3)	103.7	-36.4%	-36.4%
Normalized EBIT	647.8			1.3	649.1	0.2%	0.2%
Normalized EBIT margin	56.3%				53.8%	-250 bps	-250 bps
Normalized EBITDA	706.5			18.4	724.9	2.6%	2.6%
Normalized EBITDA margin	61.4%				60.1%	-130 bps	-130 bps

CSD&Nanc Brazil results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	30,174.1			430.9	30,605.0	1.4%	1.4%
Net revenue	3,633.7			280.5	3,914.2	7.7%	7.7%
Net revenue/hl	120.4			7.5	127.9	6.2%	6.2%
COGS	(1,588.1)			(82.7)	(1,670.8)	5.2%	5.2%
COGS/hl	(52.6)			(2.0)	(54.6)	3.7%	3.7%
Gross profit	2,045.6			197.8	2,243.4	9.7%	9.7%
Gross margin	56.3%				57.3%	100 bps	100 bps
SG&A excl. deprec.&amort.	(685.0)			(18.1)	(703.2)	2.6%	2.6%
SG&A deprec.&amort.	(112.0)			(19.0)	(131.0)	16.9%	16.9%
SG&A total	(797.1)			(37.1)	(834.2)	4.7%	4.7%
Other operating income	365.6			(71.2)	294.4	-19.5%	-19.5%
Normalized EBIT	1,614.1			89.5	1,703.6	5.5%	5.5%
Normalized EBIT margin	44.4%				43.5%	-90 bps	-90 bps
Normalized EBITDA	1,852.9			127.6	1,980.5	6.9%	6.9%
Normalized EBITDA margin	51.0%				50.6%	-40 bps	-40 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 13

HILA-Ex

Our operations in the Central America and the Caribbean (“HILA-Ex”) delivered an EBITDA of R$ 269.3 million (+26.8%) with an EBITDA margin of 38.4% (+290 bps). In the full year, EBITDA totaled R$ 697.7 million (+23.1%) and EBITDA margin expanded to 33.4% (+240 bps).

We had another quarter of double-digits net revenues growth in the region (+17.5%), leading to a 14.5% growth in FY 2014. Top line expansion during the last quarter of the year was mainly driven by volume, which grew across all countries in the region, as we were able to further expand our participation in the alcoholic beverage segment in the Dominican Republic and gained market share in Guatemala, as our commercial strategy remained as a key priority in the country. While still investing behind our brands in the region, we managed to increase our EBITDA in a solid way, sustaining the trend of margin expansion.

HILA-Ex results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume total ('000 hl)	2,102.3	17.5		252.2	2,372.0	12.8%	11.9%
Beer volume ('000 hl)	1,704.7	17.5		188.2	1,910.4	12.1%	10.9%
CSD volume ('000 hl)	397.6			64.0	461.5	16.1%	16.1%
Net revenue	552.7	0.3	51.4	96.6	701.0	26.8%	17.5%
Net revenue/hl	262.9	(2.0)	21.7	13.0	295.5	12.4%	5.0%
COGS	(236.2)	(0.1)	(25.3)	(51.9)	(313.5)	32.7%	22.0%
COGS/hl	(112.4)	0.9	(10.6)	(10.0)	(132.2)	17.6%	9.0%
Gross profit	316.5	0.2	26.2	44.7	387.5	22.4%	14.1%
Gross margin	57.3%				55.3%	-200 bps	-170 bps
SG&A excl. deprec.&amort.	(143.3)	(0.0)	(13.0)	(7.0)	(163.3)	13.9%	4.9%
SG&A deprec.&amort.	(12.1)		(0.8)	2.1	(10.8)	-11.2%	-17.5%
SG&A total	(155.4)	(0.0)	(13.8)	(4.8)	(174.0)	12.0%	3.1%
Other operating income/expenses	(3.7)		(0.1)	5.4	1.6	-141.8%	-145.1%
Normalized EBIT	157.4	0.2	12.3	45.2	215.0	36.6%	28.7%
Normalized EBIT margin	28.5%				30.7%	220 bps	270 bps
Normalized EBITDA	199.4	0.2	16.3	53.5	269.3	35.1%	26.8%
Normalized EBITDA margin	36.1%				38.4%	230 bps	290 bps

HILA-Ex results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume total ('000 hl)	7,267.4	38.8		603.2	7,909.4	8.8%	8.3%
Beer volume ('000 hl)	5,908.3	38.8		299.7	6,246.8	5.7%	5.0%
CSD volume ('000 hl)	1,359.1			303.5	1,662.6	22.3%	22.3%
Net revenue	1,726.6	0.3	111.4	249.6	2,087.8	20.9%	14.5%
Net revenue/hl	237.6	(1.2)	14.1	13.5	264.0	11.1%	5.7%
COGS	(815.5)	(0.1)	(56.5)	(102.2)	(974.3)	19.5%	12.5%
COGS/hl	(112.2)	0.6	(7.1)	(4.4)	(123.2)	9.8%	3.9%
Gross profit	911.1	0.2	54.9	147.4	1,113.5	22.2%	16.2%
Gross margin	52.8%				53.3%	60 bps	80 bps
SG&A excl. deprec.&amort.	(473.2)	(0.0)	(31.2)	(57.2)	(561.7)	18.7%	12.1%
SG&A deprec.&amort.	(47.0)		(1.7)	13.5	(35.3)	-25.0%	-28.7%
SG&A total	(520.3)	(0.0)	(33.0)	(43.7)	(596.9)	14.7%	8.4%
Other operating income/expenses	(7.4)		(0.6)	5.0	(3.0)	-59.6%	-68.3%
Normalized EBIT	383.5	0.2	21.3	108.7	513.6	33.9%	28.3%
Normalized EBIT margin	22.2%				24.6%	240 bps	270 bps
Normalized EBITDA	542.1	0.2	30.4	125.1	697.7	28.7%	23.1%
Normalized EBITDA margin	31.4%				33.4%	200 bps	240 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 14

Latin America South (LAS)

LAS EBITDA expanded 14.6% in the 4Q14 to R$ 1,234.3 million, with an EBITDA margin of 50.8% (-190 bps). For the full year, our EBITDA increased 17.5% to R$ 3,098.7 million and margin contracted 20 bps to 44.5%.

Top line for LAS increased 18.7% during the quarter, as NR/hl grew +22.3%, partially offset by volumes decline of -2.9%. In the full year, volumes were slightly negative (-0.2%), however net revenues per hectoliter grew 18.2%, resulting in a NR growth of 17.9%.

COGS/hl for LAS grew 39.2%, mainly driven by higher inflation and more unfavorable currency hedges in Argentina, lower dilution of fixed costs due to volume decline, along with an extraordinary negative impact from certain raw materials. In the full year, our COGS/hl grew 18.7%.

SG&A (excluding depreciation and amortization) increased by 18.7%, whereas in the full year, it grew 18.6%.

LAS results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	11,377.6			(330.7)	11,047.0	-2.9%	-2.9%
Net revenue	2,341.8		(348.7)	438.9	2,432.0	3.9%	18.7%
Net revenue/hl	205.8		(31.6)	45.9	220.1	7.0%	22.3%
COGS	(727.7)		118.6	(255.8)	(864.9)	18.9%	35.2%
COGS/hl	(64.0)		10.7	(25.1)	(78.3)	22.4%	39.2%
Gross profit	1,614.1		(230.1)	183.1	1,567.0	-2.9%	11.3%
Gross margin	68.9%				64.4%	-450 bps	-430 bps
SG&A excl. deprec.&amort.	(451.7)		86.2	(84.6)	(450.1)	-0.4%	18.7%
SG&A deprec.&amort.	(21.6)		9.4	(35.5)	(47.6)	120.9%	164.7%
SG&A total	(473.3)		95.7	(120.2)	(497.8)	5.2%	25.4%
Other operating income/expenses	8.3		(29.5)	60.5	39.3	nm	nm
Normalized EBIT	1,149.1		(163.9)	123.4	1,108.6	-3.5%	10.7%
Normalized EBIT margin	49.1%				45.6%	-350 bps	-330 bps
Normalized EBITDA	1,234.1		(179.6)	179.8	1,234.3	0.0%	14.6%
Normalized EBITDA margin	52.7%				50.8%	-190 bps	-190 bps

LAS results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	36,917.7			(91.3)	36,826.4	-0.2%	-0.2%
Net revenue	7,051.7		(1,359.2)	1,263.2	6,955.7	-1.4%	17.9%
Net revenue/hl	191.0		(36.9)	34.8	188.9	-1.1%	18.2%
COGS	(2,605.0)		477.7	(480.0)	(2,607.3)	0.1%	18.4%
COGS/hl	(70.6)		13.0	(13.2)	(70.8)	0.3%	18.7%
Gross profit	4,446.7		(881.5)	783.2	4,348.4	-2.2%	17.6%
Gross margin	63.1%				62.5%	-50 bps	-20 bps
SG&A excl. deprec.&amort.	(1,568.4)		322.6	(291.3)	(1,537.1)	-2.0%	18.6%
SG&A deprec.&amort.	(103.2)		33.0	(69.0)	(139.3)	35.0%	66.9%
SG&A total	(1,671.6)		355.6	(360.4)	(1,676.4)	0.3%	21.6%
Other operating income/expenses	(12.3)		(5.3)	29.2	11.6	-194.6%	nm
Normalized EBIT	2,762.8		(531.3)	452.0	2,683.6	-2.9%	16.4%
Normalized EBIT margin	39.2%				38.6%	-60 bps	-50 bps
Normalized EBITDA	3,150.4		(602.9)	551.1	3,098.7	-1.6%	17.5%
Normalized EBITDA margin	44.7%				44.5%	-10 bps	-20 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 15

LAS Beer

During 4Q14, LAS Beer delivered R$ 1,179.3 million (+28.3%) of EBITDA, with an EBITDA margin of 61.9%. In the full year, EBITDA increased 22.0% and EBITDA margin expanded 70 bps up to 54.3%.

In the fourth quarter, volumes declined 2.7%, driven by beer industry contraction, mainly in Argentina, due to the challenging macroeconomic scenario that persists in the country. Along with that, a very poor weather was also a headwind for the industry in the last months. Despite adverse conditions during the year, we were able to protect our volume performance in the region in 2014 (flat year over year), whilst rising our top line in a solid way (FY 2014 +20.5%) by successfully implementing our revenue management initiatives.

COGS/hl increased 39.8% in the quarter, while for the full year, it was up 22.2%. Besides, cash SG&A grew 15.3% in the FY2014.

LAS Beer	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	7,074.2			(189.2)	6,885.0	-2.7%	-2.7%
Net revenue	1,759.3		(247.3)	391.9	1,903.9	8.2%	22.3%
Net revenue/hl	248.7		(35.9)	63.8	276.5	11.2%	25.6%
COGS	(449.1)		67.0	(162.1)	(544.3)	21.2%	36.1%
COGS/hl	(63.5)		9.7	(25.3)	(79.0)	24.5%	39.8%
Gross profit	1,310.2		(180.3)	229.8	1,359.6	3.8%	17.5%
Gross margin	74.5%				71.4%	-310 bps	-290 bps
SG&A excl. deprec.&amort.	(322.5)		47.9	(0.9)	(275.5)	-14.6%	0.3%
SG&A deprec.&amort.	(11.9)		9.4	(36.4)	(38.8)	nm	nm
SG&A total	(334.4)		57.4	(37.3)	(314.3)	-6.0%	11.2%
Other operating income/expenses	3.7		(24.0)	47.4	27.1	nm	nm
Normalized EBIT	979.5		(147.0)	239.9	1,072.4	9.5%	24.5%
Normalized EBIT margin	55.7%				56.3%	70 bps	100 bps
Normalized EBITDA	1,045.5		(162.6)	296.3	1,179.3	12.8%	28.3%
Normalized EBITDA margin	59.4%				61.9%	250 bps	300 bps

LAS Beer	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	22,093.0			2.8	22,095.8	0.0%	0.0%
Net revenue	5,152.0		(915.4)	1,058.4	5,294.9	2.8%	20.5%
Net revenue/hl	233.2		(41.4)	47.9	239.6	2.8%	20.5%
COGS	(1,530.7)		242.4	(340.1)	(1,628.4)	6.4%	22.2%
COGS/hl	(69.3)		11.0	(15.4)	(73.7)	6.4%	22.2%
Gross profit	3,621.3		(673.0)	718.3	3,666.6	1.3%	19.8%
Gross margin	70.3%				69.2%	-100 bps	-40 bps
SG&A excl. deprec.&amort.	(1,074.3)		197.8	(164.0)	(1,040.5)	-3.1%	15.3%
SG&A deprec.&amort.	(64.4)		29.9	(70.3)	(104.8)	62.7%	109.1%
SG&A total	(1,138.7)		227.7	(234.3)	(1,145.3)	0.6%	20.6%
Other operating income/expenses	(10.2)		(3.3)	21.3	7.9	-177.1%	nm
Normalized EBIT	2,472.4		(448.6)	505.3	2,529.1	2.3%	20.4%
Normalized EBIT margin	48.0%				47.8%	-20 bps	-10 bps
Normalized EBITDA	2,777.3		(514.7)	611.2	2,873.8	3.5%	22.0%
Normalized EBITDA margin	53.9%				54.3%	40 bps	70 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 16

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA declined by 61.8% to R$ 55.0 million in the quarter and -16.1% in FY 2014 (R$ 224.9 million).

CSD & NANC volumes decreased 3.3% in 4Q14, mainly driven by industry contraction in Argentina, once the consumer environment remains weak in the country. Despite this scenario, our volumes were only slightly negative in the full year (-0.6%). During 2014, our NR/hl grew 11.5% (+11.7% in the last quarter), resulting in a top line growth of 10.8%, as we also implemented our revenue management initiatives in CSD & NANC segment along the year.

LAS CSD & NANC COGS/hl grew 38.2% in 4Q14 (FY2014, +13.8%). Mainly affected by the tough macroeconomic conditions arising from Argentina, SG&A (excluding depreciation and amortization) increased 25.8% in the full year, as inflationary pressures, adversely impacted labor-related expenses.

LAS CSD&Nanc	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	4,303.4			(141.5)	4,161.9	-3.3%	-3.3%
Net revenue	582.5		(101.4)	47.0	528.1	-9.3%	8.1%
Net revenue/hl	135.4		(24.4)	15.9	126.9	-6.3%	11.7%
COGS	(278.6)		51.6	(93.7)	(320.7)	15.1%	33.6%
COGS/hl	(64.7)		12.4	(24.7)	(77.1)	19.0%	38.2%
Gross profit	303.9		(49.8)	(46.7)	207.4	-31.8%	-15.4%
Gross margin	52.2%				39.3%	-1290 bps	-1130 bps
SG&A excl. deprec.&amort.	(129.2)		38.3	(83.7)	(174.6)	35.2%	64.8%
SG&A deprec.&amort.	(9.7)		(0.0)	0.9	(8.8)	-9.1%	-9.1%
SG&A total	(138.9)		38.3	(82.9)	(183.4)	32.1%	59.7%
Other operating income/expenses	4.6		(5.5)	13.1	12.2	167.4%	nm
Normalized EBIT	169.6		(16.9)	(116.5)	36.2	-78.7%	-68.7%
Normalized EBIT margin	29.1%				6.9%	-2230 bps	-2070 bps
Normalized EBITDA	188.5		(17.1)	(116.5)	55.0	-70.8%	-61.8%
Normalized EBITDA margin	32.4%				10.4%	-2200 bps	-2090 bps

LAS CSD&Nanc	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	14,824.7			(94.0)	14,730.6	-0.6%	-0.6%
Net revenue	1,899.7		(443.7)	204.8	1,660.7	-12.6%	10.8%
Net revenue/hl	128.1		(30.1)	14.7	112.7	-12.0%	11.5%
COGS	(1,074.3)		235.3	(140.0)	(979.0)	-8.9%	13.0%
COGS/hl	(72.5)		16.0	(10.0)	(66.5)	-8.3%	13.8%
Gross profit	825.4		(208.5)	64.9	681.8	-17.4%	7.9%
Gross margin	43.4%				41.1%	-240 bps	-110 bps
SG&A excl. deprec.&amort.	(494.2)		124.8	(127.3)	(496.6)	0.5%	25.8%
SG&A deprec.&amort.	(38.8)		3.0	1.3	(34.5)	-11.1%	-3.3%
SG&A total	(532.9)		127.9	(126.0)	(531.1)	-0.3%	23.7%
Other operating income/expenses	(2.1)		(2.0)	7.9	3.8	nm	nm
Normalized EBIT	290.4		(82.7)	(53.3)	154.5	-46.8%	-18.3%
Normalized EBIT margin	15.3%				9.3%	-600 bps	-400 bps
Normalized EBITDA	373.1		(88.1)	(60.1)	224.9	-39.7%	-16.1%
Normalized EBITDA margin	19.6%				13.5%	-610 bps	-470 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 17

Canada

Our Canadian operations delivered R$ 483.7 million of EBITDA (+3.1%), while our EBITDA margin increased 80 bps to 40.6%. For the full year, EBITDA reached R$ 1,754.5 million (-0.7%) and EBITDA margin was 37.7% (-20 bps).

The beer industry in Canada expanded during the last quarter of the year, mostly driven by warmer temperatures than last year. Although our volume growth in the quarter was slightly positive on an organic basis (+0.3%), our reported volumes grew 4.6%, impacted by the addition to our portfolio of Corona and other brands from Grupo Modelo since the beginning of last March, achieving 41.7% of market share.

During the 4Q14, our net revenues per hectoliter increased 0.7% as a result of our revenue management initiatives and continuously focus on the premium segment and innovation pipeline, delivering strong results with brands like Shock Top, which has been one of the fastest-growing brands in Canada during the year. We also took the chance to leverage once again our cost efficiency strengths to improve both COGS and SG&A, further accelerating EBITDA growth in the last quarter of the year.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st as well as a change in accounting methodology for our joint venture distribution companies from proportionate consolidation to equity accounting.

Canada results	4Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q14	Reported	Organic
Volume ('000 hl)	2,180.8	91.4		7.9	2,280.0	4.6%	0.3%
Net revenue	1,076.1	69.3	34.4	11.9	1,191.7	10.7%	1.0%
Net revenue/hl	493.4	10.7	15.1	3.5	522.7	5.9%	0.7%
COGS	(318.3)	(29.3)	(10.0)	6.1	(351.4)	10.4%	-1.8%
COGS/hl	(146.0)	(7.0)	(4.4)	3.2	(154.1)	5.6%	-2.1%
Gross profit	757.8	40.1	24.4	18.0	840.3	10.9%	2.3%
Gross margin	70.4%				70.5%	10 bps	80 bps
SG&A excl. deprec.&amort.	(328.1)	(52.7)	(11.0)	5.1	(386.8)	17.9%	-1.3%
SG&A deprec.&amort.	(17.6)	5.2	(0.3)	1.4	(11.3)	-36.1%	-11.7%
SG&A total	(345.7)	(47.5)	(11.3)	6.5	(398.0)	15.1%	-1.7%
Other operating income/expenses	0.6	(5.8)	0.1	2.0	(3.1)	nm	-38.2%
Normalized EBIT	412.6	(13.3)	13.2	26.5	439.1	6.4%	6.6%
Normalized EBIT margin	38.3%				36.8%	-150 bps	190 bps
Normalized EBITDA	473.5	(18.5)	14.5	14.2	483.7	2.2%	3.1%
Normalized EBITDA margin	44.0%				40.6%	-340 bps	80 bps

Canada results	FY13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY14	Reported	Organic
Volume ('000 hl)	9,135.2	453.2		(67.4)	9,520.9	4.2%	-0.7%
Net revenue	4,260.1	313.7	86.6	(6.9)	4,653.4	9.2%	-0.2%
Net revenue/hl	466.3	10.7	9.1	2.7	488.8	4.8%	0.6%
COGS	(1,240.3)	(126.3)	(25.4)	(7.8)	(1,399.8)	12.9%	0.6%
COGS/hl	(135.8)	(6.8)	(2.7)	(1.8)	(147.0)	8.3%	1.3%
Gross profit	3,019.8	187.4	61.2	(14.7)	3,253.7	7.7%	-0.5%
Gross margin	70.9%				69.9%	-100 bps	-20 bps
SG&A excl. deprec.&amort.	(1,356.1)	(220.1)	(29.0)	(6.7)	(1,611.9)	18.9%	0.4%
SG&A deprec.&amort.	(54.9)	21.3	(0.7)	(3.3)	(37.6)	-31.5%	9.8%
SG&A total	(1,411.0)	(198.8)	(29.7)	(10.0)	(1,649.5)	16.9%	0.6%
Other operating income/expenses	5.9	(25.0)	0.4	15.2	(3.4)	-157.3%	-79.9%
Normalized EBIT	1,614.8	(36.4)	31.9	(9.5)	1,600.8	-0.9%	-0.6%
Normalized EBIT margin	37.9%				34.4%	-350 bps	-10 bps
Normalized EBITDA	1,789.9	(57.7)	35.0	(12.7)	1,754.5	-2.0%	-0.7%
Normalized EBITDA margin	42.0%				37.7%	-430 bps	-20 bps

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 18

Other operating income/(expense)

Other operating income/(expense) declined R$ 79.9 million, totaling R$ 663.1 million in 4Q14. As previously mentioned, in the fourth quarter of 2013, we recorded a one-time gain of R$ 300 million related to a recovery of restricted funds. This hard comparable base was partially offset by a solid growth of our government grants related to state VAT long-term tax incentives. In the FY 2014, other operating income/(expense) achieved R$ 1,629.2 million.

Other operating income/(expenses)	4Q13 Reference Base	4Q14	FY13 Reference Base	FY14

R$ million

Government grants/NPV of long term fiscal incentives	343.2	530.4	1,148.0	1,479.9
(Additions to)/reversals of provisions	(53.0)	(35.9)	(69.9)	(32.2)
Net gain on disposal of property, plant and equipment and intangible assets	7.3	38.8	24.7	33.9
Net other operating income	445.5	129.8	658.9	147.6

	743.0	663.1	1,761.7	1,629.2

Exceptional items

During the fourth quarter we recorded an expense of R$ 63.2 million in exceptional items (as compared to R$ 16.0 million in 4Q13).

Exceptional items	4Q13 Reference Base	4Q14	FY13 Reference Base	FY14

R$ million

Restructuring	(16.0)	(23.1)	(29.2)	(48.9)
Impairment of fixed assets		(32.3)		(32.3)
Other exceptional items		(7.8)		(7.8)

	(16.0)	(63.2)	(29.2)	(89.0)

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 19

Net finance results

Net finance results totaled an expense of R$ 587.5 million during the fourth quarter, which was R$ 28.6 million worse than 4Q13. In addition to the non-cash interest expense of approximately R$ 90 million in connection with the put option associated with our investment in the Dominican Republic,  we had a one time non cash expense of R$ 178 million related to the fair value adjustment of such option. Our performance was also impacted by higher expenses with derivative instruments.

Net finance results	4Q13 Reference Base	4Q14	FY13 Reference Base	FY14

R$ million

Interest income	128.8	109.4	343.4	399.4
Interest expenses	(146.9)	(195.3)	(533.0)	(697.4)
Gains/(losses) on derivative instruments	2.0	(78.8)	(201.0)	(244.9)
Gains/(losses) on non-derivative instruments	(239.9)	(209.4)	(512.1)	(435.8)
Taxes on financial transactions	(20.9)	(20.7)	(86.4)	(78.1)
Other financial income/(expenses), net	(282.0)	(192.7)	(572.4)	(418.6)

Net finance results	(558.9)	(587.5)	(1,561.4)	(1,475.4)

As of December 31, 2014 we held a net cash position of R$ 7,713.3 million (down from R$ 8,921.0 million as of December 31, 2013).  Consolidated debt corresponded to R$ 2,622.6 million whereas cash and cash equivalents less bank overdrafts totaled R$ 9,623.0 million, down from R$ 11,538.2 million as of December 31, 2013.

	December 2013			December 2014
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	574.9	1,361.8	1,936.7	572.3	1,422.5	1,994.8
Foreign Currency	465.7	503.5	969.1	415.8	212.1	627.9
Consolidated Debt	1,040.6	1,865.2	2,905.8	988.1	1,634.6	2,622.6

Cash and Cash Equivalents less Bank Overdrafts			11,538.2			9,623.0
Current Investment Securities			288.6			713.0

Net Debt/ (Cash)			(8,921.0)			(7,713.3)

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 20

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 32.1%, compared to 33.1% of 4Q13, while the effective tax rate was up from 11.5% to 14.9%. In the full year, our effective tax rate was 14.0% given higher interest on capital benefit during the year.

The table below shows the reconciliation for income tax and social contribution provision.

	4Q13 Reference Base		FY13 Reference Base
Income tax and social contribution
R$ million		4Q14		YTD14

Profit before tax	5,382.6	5,476.0	13,880.8	14,368.6

Adjustment on taxable basis
Non-taxable net financial and other income	(392.2)	(299.4)	(631.6)	(550.0)
Goverment grants (VAT)	(262.5)	(430.2)	(794.1)	(1,196.8)
Share of results of associates	(5.7)	(4.2)	(11.4)	(17.4)
Expenses not deductible for tax purposes	302.8	393.9	375.5	507.6
	5,024.9	5,136.2	12,819.2	13,112.0
Aggregated weighted nominal tax rate	33.1%	32.1%	32.9%	32.0%
Taxes – nominal rate	(1,665.1)	(1,649.7)	(4,211.9)	(4,200.9)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	732.0	709.8	860.6	1,729.8
Tax benefit - amortization on tax books	96.0	40.6	283.8	202.3
Other tax adjustments	219.6	82.3	586.2	262.2
Income tax and social contribution expense	(617.6)	(816.9)	(2,481.4)	(2,006.6)
Effective tax rate	11.5%	14.9%	17.9%	14.0%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2014.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,716,577,918	61.8%
FAHZ	1,542,600,201	9.8%
Market	4,453,023,716	28.3%
Outstanding	15,712,201,835	100.0%
Treasury	417,420
TOTAL	15,712,619,255
Free float BM&FBovespa	3,105,456,570	19.8%
Free float NYSE	1,347,567,146	8.6%

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 21

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q13 Reference Base	4Q14	FY13 Reference Base	FY14
Profit - Ambev holders	4,673.7	4,538.4	9,557.3	12,065.5
Non-controlling interest	91.2	120.7	1,842.1	296.5
Income tax expense	617.6	816.9	2,481.4	2,006.6
Profit before taxes	5,382.6	5,476.0	13,880.8	14,368.6
Share of results of associates	(5.7)	(4.2)	(11.4)	(17.4)
Net finance results	558.9	587.5	1,561.4	1,475.4
Exceptional items	16.0	63.2	29.2	89.0
Normalized EBIT	5,951.7	6,122.5	15,460.0	15,915.6
Depreciation & amortization - total	522.9	678.6	2,105.1	2,360.2
Normalized EBITDA	6,474.6	6,801.1	17,565.1	18,275.8

2013 Reference Base

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, the 2013 Reference Base figures reflect the predecessor cost accounting method applied to 2013 figures previously reported for comparability purposes, since the stock swap merger involved entities under common control.

In addition, as from January 1, 2014 our HILA-Ex region also includes the operations of Bucanero. To that effect, we have in this release restated figures for 2013, once the predecessor cost accounting method was also applied to this transaction that involved entities under common control.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 22

Q4 2014 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	February 26, 2015 (Thursday)

Time:	12:00 (Brasília time) 10:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=B7CXIKp%2FLpPKh43wtWDXvw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10059425 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Fernando Robbi (+55 11) 2122-1414 fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 23

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	4Q13 Reference Base	4Q14%		4Q13 Reference Base	4Q14%		4Q13 Reference Base	4Q14%
Volumes (000 hl)	24,646	25,009	1.5%	9,020	8,864	-1.7%	33,666	33,873	0.6%

R$ million
Net sales	6,011.7	6,701.1	11.5%	1,150.3	1,207.1	4.9%	7,162.0	7,908.2	10.4%
% of total	54.0%	54.8%		10.3%	9.9%		64.3%	64.6%
COGS	(1,585.9)	(1,829.7)	15.4%	(455.5)	(450.3)	-1.1%	(2,041.4)	(2,280.0)	11.7%
% of total	47.7%	48.0%		13.7%	11.8%		61.4%	59.8%
Gross profit	4,425.8	4,871.4	10.1%	694.8	756.8	8.9%	5,120.6	5,628.2	9.9%
% of total	56.7%	57.8%		8.9%	9.0%		65.6%	66.8%
SG&A	(1,415.8)	(1,682.4)	18.8%	(210.1)	(211.5)	0.7%	(1,625.9)	(1,893.9)	16.5%
% of total	54.4%	56.8%		8.1%	7.1%		62.5%	63.9%
Other operating income/(expenses)	574.8	521.7	-9.2%	163.0	103.7	-36.4%	737.9	625.4	-15.2%
% of total	77.4%	78.7%		21.9%	15.6%		99.3%	94.3%
Normalized EBIT	3,584.8	3,710.7	3.5%	647.8	649.1	0.2%	4,232.6	4,359.8	3.0%
% of total	60.2%	60.6%		10.9%	10.6%		71.1%	71.2%
Normalized EBITDA	3,861.1	4,088.9	5.9%	706.5	724.9	2.6%	4,567.6	4,813.9	5.4%
% of total	59.6%	60.1%		10.9%	10.7%		70.5%	70.8%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.4%	-27.3%		-39.6%	-37.3%		-28.5%	-28.8%
Gross profit	73.6%	72.7%		60.4%	62.7%		71.5%	71.2%
SG&A	-23.6%	-25.1%		-18.3%	-17.5%		-22.7%	-23.9%
Other operating income/(expenses)	9.6%	7.8%		14.2%	8.6%		10.3%	7.9%
Normalized EBIT	59.6%	55.4%		56.3%	53.8%		59.1%	55.1%
Normalized EBITDA	64.2%	61.0%		61.4%	60.1%		63.8%	60.9%

Per hectoliter - (R$/hl)
Net sales	243.9	267.9	9.8%	127.5	136.2	6.8%	212.7	233.5	9.7%
COGS	(64.3)	(73.2)	13.7%	(50.5)	(50.8)	0.6%	(60.6)	(67.3)	11.0%
Gross profit	179.6	194.8	8.5%	77.0	85.4	10.8%	152.1	166.2	9.2%
SG&A	(57.4)	(67.3)	17.1%	(23.3)	(23.9)	2.4%	(48.3)	(55.9)	15.8%
Other operating income/(expenses)	23.3	20.9	-10.6%	18.1	11.7	-35.3%	21.9	18.5	-15.8%
Normalized EBIT	145.5	148.4	2.0%	71.8	73.2	2.0%	125.7	128.7	2.4%
Normalized EBITDA	156.7	163.5	4.4%	78.3	81.8	4.4%	135.7	142.1	4.7%

Ambev - Segment financial information
Organic results
	Hila Operations						Canada			Ambev
	LAS			Hila-ex			Operations			Consolidated
	4Q13 Reference Base	4Q14%		4Q13 Reference Base	4Q14%		4Q13 Reference Base	4Q14%		4Q13 Reference Base	4Q14%
Volumes (000 hl)	11,378	11,047	-2.9%	2,102	2,372	11.9%	2,181	2,280	0.3%	49,327	49,572	0.3%

R$ million
Net sales	2,341.8	2,432.0	18.7%	552.7	701.0	17.5%	1,076.1	1,191.7	1.0%	11,132.6	12,232.9	11.5%
% of total	21.0%	19.9%		5.0%	5.7%		9.7%	9.7%		100.0%	100.0%
COGS	(727.7)	(864.9)	35.2%	(236.2)	(313.5)	22.0%	(318.3)	(351.4)	-1.8%	(3,323.6)	(3,809.8)	16.1%
% of total	21.9%	22.7%		7.1%	8.2%		9.6%	9.2%		100.0%	100.0%
Gross profit	1,614.1	1,567.0	11.3%	316.5	387.5	14.1%	757.8	840.3	2.3%	7,809.0	8,423.0	9.6%
% of total	20.7%	18.6%		4.1%	4.6%		9.7%	10.0%		100.0%	100.0%
SG&A	(473.3)	(497.8)	25.4%	(155.4)	(174.0)	3.1%	(345.7)	(398.0)	-1.7%	(2,600.3)	(2,963.6)	14.6%
% of total	18.2%	16.8%		6.0%	5.9%		13.3%	13.4%		100.0%	100.0%
Other operating income/(expenses)	8.3	39.3	nm	(3.7)	1.6	-145.01	0.6	(3.1)	-38.2%	743.0	663.1	-6.0%
% of total	1.1%	5.9%		-0.5%	0.2%		0.1%	-0.5%		100.0%	100.0%
Normalized EBIT	1,149.1	1,108.6	10.7%	157.4	215.0	28.7%	412.6	439.1	6.6%	5,951.7	6,122.5	5.4%
% of total	19.3%	18.1%		2.6%	3.5%		6.9%	7.2%		100.0%	100.0%
Normalized EBITDA	1,234.1	1,234.3	14.6%	199.4	269.3	26.8%	473.5	483.7	3.1%	6,474.6	6,801.1	7.6%
% of total	19.1%	18.1%		3.1%	4.0%		7.3%	7.1%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.1%	-35.6%		-42.7%	-44.7%		-29.6%	-29.5%		-29.9%	-31.1%
Gross profit	68.9%	64.4%		57.3%	55.3%		70.4%	70.5%		70.1%	68.9%
SG&A	-20.2%	-20.5%		-28.1%	-24.8%		-32.1%	-33.4%		-23.4%	-24.2%
Other operating income/(expenses)	0.4%	1.6%		-0.7%	0.2%		0.1%	-0.3%		6.7%	5.4%
Normalized EBIT	49.1%	45.6%		28.5%	30.7%		38.3%	36.8%		53.5%	50.0%
Normalized EBITDA	52.7%	50.8%		36.1%	38.4%		44.0%	40.6%		58.2%	55.6%

Per hectoliter - (R$/hl)
Net sales	205.8	220.1	22.3%	262.9	295.5	5.0%	493.4	522.7	0.7%	225.7	246.8	11.2%
COGS	(64.0)	(78.3)	39.2%	(112.4)	(132.2)	9.0%	(146.0)	(154.1)	-2.1%	(67.4)	(76.9)	15.8%
Gross profit	141.9	141.9	14.7%	150.6	163.4	2.0%	347.5	368.5	1.9%	158.3	169.9	9.3%
SG&A	(41.6)	(45.1)	29.1%	(73.9)	(73.4)	-7.9%	(158.5)	(174.6)	-0.4%	(52.7)	(59.8)	14.3%
Other operating income/(expenses)	0.7	3.6	nm	(1.8)	0.7	-140.3%	0.3	(1.4)	-38.4%	15.1	13.4	-6.3%
Normalized EBIT	101.0	100.4	14.1%	74.9	90.7	15.0%	189.2	192.6	4.6%	120.7	123.5	5.1%
Normalized EBITDA	108.5	111.7	18.0%	94.8	113.5	13.3%	217.1	212.1	0.2%	131.3	137.2	7.4%

.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 24

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	FY13 Reference Base	FY14%		FY13 Reference Base	FY14%		FY13 Reference Base	FY14%
Volumes (000 hl)	82,974	86,904	4.7%	30,174	30,605	1.4%	113,148	117,509	3.9%

R$ million
Net sales	18,407.2	20,468.6	11.2%	3,633.7	3,914.2	7.7%	22,040.8	24,382.8	10.6%
% of total	52.5%	53.8%		10.4%	10.3%		62.8%	64.0%
COGS	(5,323.7)	(6,162.4)	15.8%	(1,588.1)	(1,670.8)	5.2%	(6,911.8)	(7,833.2)	13.3%
% of total	46.0%	48.1%		13.7%	13.0%		59.7%	61.1%
Gross profit	13,083.4	14,306.2	9.3%	2,045.6	2,243.4	9.7%	15,129.0	16,549.6	9.4%
% of total	55.7%	56.6%		8.7%	8.9%		64.4%	65.5%
SG&A	(5,408.4)	(6,221.8)	15.0%	(797.1)	(834.2)	4.7%	(6,205.4)	(7,055.9)	13.7%
% of total	55.1%	56.7%		8.1%	7.6%		63.3%	64.3%
Other operating income/(expenses)	1,409.8	1,329.6	-5.7%	365.6	294.4	-19.5%	1,775.4	1,623.9	-8.5%
% of total	80.0%	81.6%		20.8%	18.1%		100.8%	99.7%
Normalized EBIT	9,084.8	9,414.0	3.6%	1,614.1	1,703.6	5.5%	10,699.0	11,117.6	3.9%
% of total	58.8%	59.1%		10.4%	10.7%		69.2%	69.9%
Normalized EBITDA	10,229.8	10,744.4	5.0%	1,852.9	1,980.5	6.9%	12,082.7	12,724.9	5.3%
% of total	58.2%	58.8%		10.5%	10.8%		68.8%	69.6%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-30.1%		-43.7%	-42.7%		-31.4%	-32.1%
Gross profit	71.1%	69.9%		56.3%	57.3%		68.6%	67.9%
SG&A	-29.4%	-30.4%		-21.9%	-21.3%		-28.2%	-28.9%
Other operating income/(expenses)	7.7%	6.5%		10.1%	7.5%		8.1%	6.7%
Normalized EBIT	49.4%	46.0%		44.4%	43.5%		48.5%	45.6%
Normalized EBITDA	55.6%	52.5%		51.0%	50.6%		54.8%	52.2%

Per hectoliter - (R$/hl)
Net sales	221.8	235.5	6.2%	120.4	127.9	6.2%	194.8	207.5	6.5%
COGS	(64.2)	(70.9)	10.5%	(52.6)	(54.6)	3.7%	(61.1)	(66.7)	9.1%
Gross profit	157.7	164.6	4.4%	67.8	73.3	8.1%	133.7	140.8	5.3%
SG&A	(65.2)	(71.6)	9.8%	(26.4)	(27.3)	3.2%	(54.8)	(60.0)	9.5%
Other operating income/(expenses)	17.0	15.3	-10.0%	12.1	9.6	-20.6%	15.7	13.8	-11.9%
Normalized EBIT	109.5	108.3	-1.1%	53.5	55.7	4.1%	94.6	94.6	0.1%
Normalized EBITDA	123.3	123.6	0.3%	61.4	64.7	5.4%	106.8	108.3	1.4%

Ambev - Segment financial information
Organic Results
	Hila Operations						Canada			Ambev
	LAS			Hila-ex			Operations			Consolidated
	FY13 Reference Base	FY14%		FY13 Reference Base	FY14%		FY13 Reference Base	FY14%		FY13 Reference Base	FY14%
Volumes (000 hl)	36,918	36,826	-0.2%	7,267	7,909	8.3%	9,135	9,521	-0.7%	166,468	171.766	2.9%

R$ million
Net sales	7,051.7	6,955.7	17.9%	1,726.6	2,087.8	14.5%	4,260.1	4,653.4	-0.2%	35,079.1	38,079.8	10.9%
% of total	20.1%	18.3%		4.9%	5.5%		12.1%	12.2%		100.0%	100.0%
COGS	(2,605.0)	(2,607.3)	18.4%	(815.5)	(974.3)	12.5%	(1,240.3)	(1,399.8)	0.6%	(11,572.5)	(12,814.6)	12.9%
% of total	22.5%	20.3%		7.0%	7.6%		10.7%	10.9%		100.0%	100.0%
Gross profit	4,446.7	4,348.4	17.6%	911.1	1,113.5	16.2%	3,019.8	3,253.7	-0.5%	23,506.6	25,265.2	9.9%
% of total	18.9%	17.2%		3.9%	4.4%		12.8%	12.9%		100.0%	100.0%
SG&A	(1,671.6)	(1,676.4)	21.6%	(520.3)	(596.9)	8.4%	(1,411.0)	(1,649.5)	0.6%	(9,808.3)	(10,978.7)	12.6%
% of total	17.0%	15.3%		5.3%	5.4%		14.4%	15.0%		100.0%	100.0%
Other operating income/(expenses)	(12.3)	11.6	nm	(7.4)	(3.0)	-68.3%	5.9	(3.4)	-79.9%	1,761.7	1,629.2	-5.9%
% of total	-0.7%	0.7%		-0.4%	-0.2%		0.3%	-0.2%		100.0%	100.0%
Normalized EBIT	2,762.8	2,683.6	16.4%	383.5	513.6	28.3%	1,614.8	1,600.8	-0.6%	15,460.0	15,915.6	6.3%
% of total	17.9%	16.9%		2.5%	3.2%		10.4%	10.1%		100.0%	100.0%
Normalized EBITDA	3,150.4	3,098.7	17.5%	542.1	697.7	23.1%	1,789.9	1,754.5	-0.7%	17,565.1	18,275.8	7.5%
% of total	17.9%	17.0%		3.1%	3.8%		10.2%	9.6%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.9%	-37.5%		-47.2%	-46.7%		-29.1%	-30.1%		-33.0%	-33.7%
Gross profit	63.1%	62.5%		52.8%	53.3%		70.9%	69.9%		67.0%	66.3%
SG&A	-23.7%	-24.1%		-30.1%	-28.6%		-33.1%	-35.4%		-28.0%	-28.8%
Other operating income/(expenses)	-0.2%	0.2%		-0.4%	-0.1%		0.1%	-0.1%		5.0%	4.3%
Normalized EBIT	39.2%	38.6%		22.2%	24.6%		37.9%	34.4%		44.1%	41.8%
Normalized EBITDA	44.7%	44.5%		31.4%	33.4%		42.0%	37.7%		50.1%	48.0%

Per hectoliter - (R$/hl)
Net sales	191.0	188.9	18.2%	237.6	264.0	5.7%	466.3	488.8	0.6%	210.7	221.7	7.8%
COGS	(70.6)	(70.8)	18.7%	(112.2)	(123.2)	3.9%	(135.8)	(147.0)	1.3%	(69.5)	(74.6)	9.8%
Gross profit	120.4	118.1	17.9%	125.4	140.8	7.3%	330.6	341.7	0.2%	141.2	147.1	6.8%
SG&A	(45.3)	(45.5)	21.9%	(71.6)	(75.5)	0.1%	(154.5)	(173.2)	3.9%	(58.9)	(63.9)	9.5%
Other operating income/(expenses)	(0.3)	0.3	nm	(1.0)	(0.4)	-70.7%	0.6	(0.4)	-79.8%	10.6	9.5	-8.5%
Normalized EBIT	74.8	72.9	16.7%	52.8	64.9	18.5%	176.8	168.1	-2.2%	92.9	92.7	3.3%
Normalized EBITDA	85.3	84.1	17.8%	74.6	88.2	13.7%	195.9	184.3	-3.3%	105.5	106.4	4.5%

.

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 25

CONSOLIDATED BALANCE SHEET	December 2014	December 2013
R$ million
Assets
Current assets
Cash and cash equivalents	9,722.1	11,538.2
Investment securities (CURRENT)	713.0	288.6
Derivative financial instruments (current assets)	882.5	609.6
Trade receivables (current)	3,028.8	2,972.8
Inventories	3,411.3	2,835.7
Taxes and contributions receivable (current)	1,581.9	1,397.0
Other assets (current)	1,388.8	1,167.2
	20,728.4	20,809.1
Non-current assets
Investment securities	68.0	63.8
Derivative financial instruments (assets)	5.5	1.7
Taxes and contributions receivable (non-current)	1,161.2	474.1
Deferred tax assets	1,392.5	1,647.8
Other assets (non-current)	1,736.5	1,795.5
Employee benefits	12.8	23.4
Investments in associates	40.4	26.5
Property, plant and equipment	15,740.1	14,005.6
Intangible assets	3,754.9	3,214.0
Goodwill	27,502.9	27,023.7
	51,414.8	48,276.1

Total assets	72,143.2	69,085.2

Equity and liabilities
Current liabilities
Trade payables (current)	8,708.7	8,007.7
Derivative financial instruments (current liabilities)	1,909.2	945.6
Interest-bearing loans and borrowings (current)	988.1	1,040.6
Bank overdrafts	99.1	-
Payroll and social security payables	598.4	722.1
Dividends and interest on shareholder´s equity payable	2,435.3	1,174.2
Income tax and social contribution payable	640.4	897.1
Taxes and contributions payable (current)	2,903.3	2,235.2
Other liabilities (current)	3,403.1	2,185.2
Provisions	139.2	145.0
	21,824.8	17,352.7
Non-current liabilities
Trade payables (non-current)	73.9	69.4
Derivative financial instruments (liabilities)	29.8	32.5
Interest-bearing loans and borrowings	1,634.6	1,865.2
Deferred tax liabilities	1,737.6	2,095.7
Taxes and contributions payable (non-current)	610.9	883.0
Other liabilities (non-current)	286.7	572.0
Provisions (non-CURRENT)	543.2	431.7
Employee benefits (non CURRENT)	1,757.0	1,558.3
	6,673.7	7,507.8

Total liabilities	28,498.5	24,860.5

Equity
Issued capital	57,582.4	57,000.8
Reserves	59,907.2	61,220.3
Comprehensive income	(75,268.0)	(75,228.6)
Equity attributable to equity holders of Ambev	42,221.6	42,992.5
Non-controlling interests	1,423.1	1,232.2
Total Equity	43,644.7	44,224.7

Total equity and liabilities	72,143.2	69,085.2

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 26

CONSOLIDATED STATEMENT OF OPERATIONS		4Q13 Reference Base		FY13 Reference Base
R$ million	4Q14		FY14

Net sales	12,232.9	11,132.6	38,079.8	35,079.1
Cost of sales	(3,809.8)	(3,323.6)	(12,814.6)	(11,572.5)
Gross profit	8,423.0	7,809.0	25,265.2	23,506.6

Sales and marketing expenses	(2,336.2)	(1,964.4)	(9,158.7)	(8,059.9)
Administrative expenses	(627.5)	(635.9)	(1,820.0)	(1,748.3)
Other operating income/(expenses)	663.1	743.0	1,629.2	1,761.7

Normalized EBIT	6,122.5	5,951.7	15,915.6	15,460.0

Exceptional items	(63.2)	(16.0)	(89.0)	(29.2)

Income from operations (EBIT)	6,059.3	5,935.7	15,826.6	15,430.8

Net finance results	(587.5)	(558.9)	(1,475.4)	(1,561.4)
Share of results of associates	4.2	5.7	17.4	11.4

Profit before income tax	5,476.0	5,382.6	14,368.6	13,880.8

Income tax expense	(816.9)	(617.6)	(2,006.6)	(2,481.4)

Profit	4,659.1	4,764.9	12,362.0	11,399.4
Attributable to:
Equity holders of Ambev	4,538.4	4,673.7	12,065.5	9,557.3
Non-controlling interest	120.7	91.2	296.5	1,842.1

Nº of basic shares outstanding	15,704.3	15,661.9	15,682.9	12,677.6
Nº of diluted shares outstanding	15,841.2	15,807.7	15,819.9	12,823.5

Basic earnings per share (common)	0.29	0.30	0.77	0.75
Diluted earnings per share (common)	0.29	0.30	0.76	0.75

Fourth Quarter and Full Year 2014 Results February 26, 2015 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS		4Q13 Reference Base		FY13 Reference Base
R$ million	4Q14		FY14
Cash Flows from Operating Activities
Profit	4,659.1	4,764.9	12,362.0	11,399.4
Depreciation, amortization and impairment	710.9	522.9	2,392.5	2,105.1
Impairment losses on receivables and inventories	20.1	9.5	99.5	117.1
Additions/(reversals) in provisions and employee benefits	83.4	76.4	169.1	203.3
Net finance cost	587.5	558.9	1,475.4	1,561.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(38.8)	(7.3)	(33.9)	(24.7)
Equity-settled share-based payment expense	44.9	61.9	161.0	182.2
Income tax expense	816.9	617.6	2,006.6	2,481.4
Share of result of associates	(4.2)	(5.7)	(17.4)	(11.4)
Other non-cash items included in the profit	(23.7)	(90.2)	(320.1)	(228.1)
Cash flow from operating activities before changes in working capital and use of provisions	6,856.2	6,508.9	18,294.9	17,785.6
Decrease/(increase) in trade and other receivables	(435.2)	(865.1)	(502.6)	(1,178.1)
Decrease/(increase) in inventories	(215.8)	(219.9)	(589.0)	(417.6)
Increase/(decrease) in trade and other payables	2,810.8	2,990.6	1,577.4	1,279.9
Cash generated from operations	9,015.9	8,414.4	18,780.7	17,469.9
Interest received/(paid)	(110.1)	(6.9)	(350.2)	173.9
Dividends received	(46.1)	33.1	21.0	136.0
Income tax paid	(87.8)	(103.4)	(2,555.8)	(2,464.9)
Cash flow from operating activities	8,771.8	8,337.2	15,895.7	15,314.8
Proceeds from sale of property, plant, equipment and intangible assets	74.4	47.3	151.9	112.3
Acquisition of property, plant, equipment and intangible assets	(1,276.4)	(1,450.0)	(4,493.1)	(3,810.3)
Acquisition of subsidiaries, net of cash acquired	(1.6)	(9.9)	(10.7)	(254.9)
Investment in debt securities and net proceeds of debt securities	(185.0)	312.7	(445.7)	141.7
Net acquisition of other assets	0.6	0.0	29.5
Cash flow used in investing activities	(1,388.0)	(1,100.0)	(4,768.1)	(3,811.2)
Capital increase and advancement for future capital increase	7.7	(138.9)	157.6	17.4
Increase/(decrease) in capital in subsidiaries / non-controlling		168.3		172.4
Proceeds/repurchase of treasury shares	(50.5)	(28.8)	(74.2)	(37.7)
Proceeds from borrowings	514.1	138.0	1,005.2	331.4
Repayment of borrowings	(458.5)	(264.7)	(1,790.3)	(991.2)
Cash net finance costs other than interests	130.2	(664.1)	(380.9)	(1,663.8)
Payment of finance lease liabilities	(0.3)	(0.4)	(1.6)	(1.5)
Dividends paid	(3,518.7)	(196.6)	(12,059.6)	(7,333.7)
Cash flow used in financing activities	(3,376.1)	(987.1)	(13,143.8)	(9,506.7)
Net increase/(decrease) in Cash and cash equivalents	4,007.7	6,250.1	(2,016.2)	1,996.8
Cash and cash equivalents less bank overdrafts at beginning of period	(13,321.3)	(8,837.2)	11,538.2	9,259.3
Effect of exchange rate fluctuations	213.1	103.9	100.9	282.1
Cash and cash equivalents less bank overdrafts at end of period	(9,100.4)	(2,483.2)	9,623.0	11,538.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer